

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2014

Via E-mail
Anthony Humpage
Chief Executive Officer
Legacy Education Alliance, Inc.
1612 E. Cape Coral Parkway
Cape Coral, Florida 33904

> **Re:** **Legacy Education Alliance, Inc.**
> **Form 8-K**
> **Filed November 10, 2014**
> **File No. 333-184897**

Dear Mr. Humpage:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements or General

1. Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.

2. We note that Tigrent had annual revenues greater than $50 million for the most recently audited fiscal year ended December 31, 2013, however, it appears that scaled disclosures applicable to Smaller Reporting Companies were provided. Because Tigrent is the surviving entity in your transaction, your disclosures should reflect Tigrents eligibility as a Smaller Reporting Company. Please tell us how you considered the guidance in Rule 10(f)(1) of Regulation S-K in determining Tigrent's eligibility as a Smaller Reporting Company.

Anthony Humpage
Legacy Education Alliance, Inc.
December 5, 2014
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

3.   We note that you reconcile your non-GAAP measure, Adjusted EBITDA, to net income attributable to Tigrent, Inc. Because you adjust this measure for changes in deferred revenue and course expenses, effectively reflecting cash disbursements and receipts as opposed to earned revenues and incurred expenses, it appears to be a measure of liquidity as opposed to performance. Therefore, we believe the most directly comparable GAAP measure is cash provided by operating activities rather than net income. Please advise or revise accordingly.

4.   Further, it appears the disclosure of cash sales is given undue prominence, as is adjusted EBITDA. Because no discussion or analysis around cash sales is provided, it is unclear why this disclosure is provided within MD&A. With regard to adjusted EBITDA, we note you do not discuss net income in your overview of the year ended December 31, 2013 compared to the year ended December 31, 2012. Please revise your disclosure to avoid giving undue prominence to non-GAAP measures, or advise us.

Security Ownership of Certain Beneficial Owners and Management, page 35

5.   We note from your table that Tigrent has beneficial ownership of 80% of your company. Please disclose the natural person who has control over Tigrent Inc.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310, Celeste Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Richard M. Morris, Esq.
        Herrick, Feinstein LLP